Exhibit 12.1

Citizens Communications Company

Statements of the Ratio of Earnings to Fixed Charges (a)

(Dollars in Thousands)

(Unaudited)

						Nine Months
						Ended
	Years Ended December 31,					September 30,
	2003	2002	2001	2000	1999	2004
Pre-tax income (loss) from continuing operations before dividends on convertible preferred securities, extraordinary expense and cumulative effect of changes in accounting principle	$195,509	$(1,231,640)	$(72,521)	$(49,993)	$217,709	$70,493

(Income) or loss from equity investees	(535)	(780)	(1,799)	(1,935)	(2,019)	(413)

Minority interest	—	—	—	(12,222)	(23,227)	—
Pre-tax income (loss) from continuing operations before adjustment for minority interest in consolidated subsidiaries or (income) or loss from equity investees	194,974	(1,232,420)	(74,320)	(64,150)	192,463	70,080

Fixed charges	430,659	489,124	399,752	206,650	142,847	295,421

Distributed income of equity investees	—	1,400	2,350	800	600	—

Interest capitalized	(2,993)	(7,390)	(5,675)	(4,766)	(8,681)	(1,722)

Carrying cost of equity forward contracts	—	—	(13,650)	—	—	—

Preference security dividend requirements of consolidated subsidiaries	(10,063)	(10,063)	(10,063)	(10,063)	(10,063)	(7,547)
Total earnings	612,577	(759,349)	298,394	128,471	317,166	356,232
Ratio of earnings to fixed charges	1.42	(1.55)	0.75	0.62	2.22	1.21

Note: The above calculation was performed in accordance with Regulation S-K 229.503(d) Ratio of earnings to fixed charges.

(a)          For the years ended December 31, 2002, 2001 and 2000, earnings were insufficient to cover fixed charges by $1.25 billion, $101.4 million and $78.2 million, respectively.